Exhibit 99.1

Optimi Health Welcomes Expanded Psychedelic-Assisted Therapy

Access Under Updated Authorized Prescriber Framework in Australia

Updated TGA recommendations broaden therapist eligibility, accept a wider range of treatment settings, and reinforce Australia’s position as the world’s leading commercial market for prescribed psilocybin and MDMA

VANCOUVER, British Columbia, May 29, 2026 – via IBN – Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage psychedelic pharmaceutical manufacturer, today acknowledged the final recommendations published by the Therapeutic Goods Administration (“TGA”) following its targeted consultation on the Authorized Prescriber (“AP”) scheme for psilocybin and MDMA.

Under the AP scheme, authorized psychiatrists may prescribe Optimi’s MDMA for the treatment of post-traumatic stress disorder (“PTSD”) and psilocybin for treatment-resistant depression (“TRD”) from the Company’s GMP-compliant production facility in Canada, making Australia the first country in the world to recognize, and regulate, both substances as medicines for these indications.

The updated framework, published following stakeholder consultation that closed on May 19, 2026, introduces material changes to how psychedelic-assisted psychotherapy (“PAT”) is delivered in Australia. The changes are designed to expand the eligible workforce, open new categories of treatment setting, and accelerate scaling of Australia’s commercial program, which remains the leading reference point globally for prescribed psilocybin and MDMA care.

“The TGA’s updated framework is a meaningful step toward unlocking the workforce, settings, and prescriber base needed to further scale psychedelic-assisted therapy in Australia,” said Dane Stevens, CEO of Optimi. “After over two years of regulated commercial use, no serious adverse events have been reported under the scheme. Australia continues to be the most advanced commercial reference point for what reimbursed, real-world psychedelic care looks like, and Optimi is positioned to support that expansion as patient volumes increase.”

Therapy Team Composition Has Been Broadened

Under the updated framework, the therapy dyad must include at least one therapist registered with a National Board and the AP psychiatrist is required to be physically present on-site during administration of the medicine and to conduct real-time patient screening and informed consent.

The second practitioner in the dosing room may be drawn from the wider pool of suitably trained professionals, including psychotherapists, counsellors, social workers, and Aboriginal and Torres Strait Islander health workers. The AP psychiatrist is responsible for determining qualifications and competency of any additional practitioner, subject to oversight by the relevant Human Research Ethics Committee (“HREC”).

Australia’s training ecosystem supports the Certificate in Psychedelic-Assisted Therapy (“CPAT(TM)”), delivered by Mind Medicine Australia, which has trained more than 750 clinicians. The program is accredited under Australian Medical CPD Standards, recognized by HRECs and the TGA, and offers 127+ CPD hours, clinical experience pathways, and a national alumni network.

This change opens the door to genuinely multidisciplinary therapy teams. The TGA noted that the broader composition will support workforce capacity in rural and regional Australia, address shortages, and improve culturally appropriate care.

Treatment Can Now Occur Outside Hospital Settings

The TGA has confirmed that PAT can be delivered in any medically supervised environment that meets defined safety standards. Sites must provide secure Schedule 8 storage, trained staff and equipment for clinical care and resuscitation, immediate access to rescue medications, robust documentation, and a location within 15 minutes of an accredited healthcare facility with an emergency department.

This represents a meaningful shift from prior assumptions that day hospital or inpatient settings were required, and aligns with stakeholder feedback that less clinical, more therapeutic environments often improve patient comfort and outcomes.

Real-World Safety Profile Remains Clean

Aggregated data obtained from the TGA confirm that no serious adverse events have been reported under the AP scheme since December 2025. Every AP psychiatrist is required to report patient numbers and any serious adverse events to the relevant Human Research Ethics Committee, the TGA, and the applicable state health department, providing a structured real-world safety surveillance framework. Adverse event and outcome data are also being collected by the Australian Interventional Pharmacotherapy and Psychedelic Assisted Psychotherapy Research Registry (“AIPPAP-RR”) hosted by the Australian National University.

This clean safety profile, accumulated under regulated commercial conditions rather than a clinical trial environment, supports the case for continued program expansion.

Reimbursement Now Spans Public and Private Payers

Coverage for psychedelic-assisted therapy in Australia is no longer confined to private pay and now spans both sides of the funding system. Public coverage includes the Department of Veterans’ Affairs (“DVA”), the National Disability Insurance Scheme (“NDIS”), and WorkCover schemes. Private coverage includes Medibank, Australia’s largest private health insurer. The combination of an expanded prescriber and therapist workforce, broader site eligibility, and growing reimbursement across public and private payers creates a credible employment pathway for trained practitioners and an addressable patient population for commercial supply.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the expected impact of the Therapeutic Goods Administration’s updated Authorised Prescriber framework, including expanded therapist eligibility, broader treatment setting eligibility, increasing reimbursement availability, Australia’s continued development as a commercial market for prescribed psilocybin and MDMA therapies, the safety and scalability of the Authorised Prescriber program, and the Company’s ability to support growth in patient access and commercial demand in Australia and other international markets. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

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